Exhibit 99.6

1.1 14475
ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
AUTOHOME INC.
(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
AUTOHOME INC.
December 18, 2019
Please vote, sign, date and
mail your proxy card in the
envelope provided so that
your vote is received on or
before December 11, 2019 at
1:00 PM (New York City time).
Please detach along perforated line and mail in the envelope provided.
RESOLUTIONS PRESENTED FOR CONSIDERATION AT THE
ANNUAL GENERAL MEETING OF SHAREHOLDERS ON DECEMBER 18, 2019.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE
FOR AGAINST ABSTAIN
1. Ms. Han Qiu be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.
2. Mr. Dazong Wang be re-elected as an independent director of the
Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.
3. Mr. Junling Liu be re-elected as an independent director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.
Signature of Shareholder Date: Signature of Shareholder Date:
Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.